United States

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-33910

ATA Creativity Global

c/o Rm. 507, Bldg. 3, BinhuZhuoyueCheng,

WenhuaKechuangYuan, Huayuan Blvd. 365,

Baohe, Hefei, Anhui 230051, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

ATA Creativity Global Announces Entry into Agreement for Registered Direct Offering of Its ADSs

ATA Creativity Global (“ACG” or the “Company”, Nasdaq: AACG), an international educational services company focused on providing quality learning experiences that cultivate and enhance students’ creativity, today announced that, on November 17, 2025, it entered into a subscription agreement (the “Subscription Agreement”, which is attached hereto as Exhibit 99.1) with three purchasers (the “Purchasers”) for a registered direct offering of 11,067,547 of its American Depositary Shares (“ADSs”), each ADS representing two common shares of the Company with a par value of US$0.01 per share (the “Common Shares”) at the price of $0.8 per ADS (equivalent to $0.4 per Common Share) (the “Registered Direct Offering”). The gross proceeds to the Company from the Registered Direct Offering are estimated to be approximately $8.85 million before deducting any estimated offering expenses payable by the Company. The closing of the Registered Direct Offering is subject to certain customary closing conditions stipulated in the Subscription Agreement.

These Securities are being offered through a prospectus supplement and a base prospectus pursuant to the Company’s effective shelf registration statement on Form F-3 (File No. 333-278921), filed with the Securities and Exchange Commission (the “SEC”) on April 25, 2024, and declared effective on May 9, 2024 (the “Registration Statement”). A prospectus supplement related to the Registered Direct Offering will be filed with the SEC.

In relation to the Registered Direct Offering, each of the Purchasers and Mr. Xiaofeng Ma, the chairman and CEO of the Company, together with its affiliated entities, namely Able Knight Development Limited and Joingear Limited, entered into a lock-up agreement (the “Lock-Up Agreement”, the substantial form of which is attached hereto as Exhibit 99.2) with the Company, pursuant to which, each of them have agreed that, from the closing date of the Registered Direct Offering until April 30, 2026, it shall not transfer any Common Shares, ADSs or other securities of the Company beneficially owned, held or hereafter acquired by him or it, subject to customary exceptions. The Lock-Up Agreements will come into effect upon the closing of the Registered Direct Offering.

Subject to the approval by the board of directors of the Company, the net proceeds from the Registered Direct Offering will be used for the general working capital of the Company.

This Report on Form 6-K is incorporated by reference into the Company’s Registration Statement to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

About ATA Creativity Global

ATA Creativity Global is an international educational services company focused on providing quality learning experiences that cultivate and enhance students’ creativity. ATA Creativity Global offers a wide range of education services consisting primarily of portfolio training, research-based learning services, overseas study counselling and other educational services through its training center network. For more information, please visit ACG’s website at www.atai.net.cn.

Cautionary Note Regarding Forward-looking Statements

This report contains statements that may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terms such as “will,” “should,” “could,” “expect,” “anticipate,” “aim,” “future,” “intend,” “plan,” “believe,” “estimate,” “forecast,” “outlook,” “likely to” and similar statements. ACG may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about ACG’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, further information regarding which is included in the Company’s filings with the SEC. These forward-looking statements are subject to a number of risks and uncertainties, which could cause the actual results to differ materially from those indicated in these forward-looking statements. For example in this report, we are using forward-looking statements when we are discussing the entry into the agreements in relation to the Registered Direct Offering which is subject to closing conditions and there can be no assurance that the closing of the Registered Direct Offering will occur. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this report. All information provided in this report is as of the date of this report, and ACG undertakes no duty to update such information to reflect events or circumstances that arise after the date hereof, except as required under applicable law.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Subscription Agreement
99.2	Form of the Lock-Up Agreement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATA Creativity Global

By:	/s/ Ruobai Sima
Name:	Ruobai Sima
Title:	Chief Financial Officer

Date: November 17, 2025

4